

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 9, 2008

<u>via U.S. mail and facsimile</u>

Mr. Thomas W. Colligan
President and Chief Executive Officer
Blink Couture, Inc.
122 Ocean Park Blvd. Suite 307
Santa Monica, CA 90405

   RE: Blink Couture, Inc.
      Form 8-K Item 4.01
      Filed April 2, 2008
      Form 8-K/A Item 4.01
      Filed April 9, 2008
      File # 333-138951

Dear Mr. Colligan:

   We have completed our review of your filing and amendment and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3739.

         Sincerely,

         Ryan Rohn
         Staff Accountant